UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Dakota Growers Pasta Company, Inc.

(Name of Subject Company)

Dakota Growers Pasta Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106
(CUSIP Number of Class of Securities)

Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23422P205
(CUSIP Number of Class of Securities)

Timothy J. Dodd
President and Chief Executive Officer
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, North Dakota 58421
(701) 652-2855
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

Copies to:

Jeffrey Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2010 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D–9”) by Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Company”), relating to the offer (the “Offer”) by Bluebird Acquisition Corporation, a North Dakota corporation (“Purchaser”) and a wholly owned subsidiary of Agricore United Holdings Inc., a Delaware corporation (“Agricore”) and a wholly owned subsidiary of Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”), as set forth in a Tender Offer Statement filed by Viterra, Agricore and Purchaser on Schedule TO, dated March 23, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights under the Second Amended and Restated Rights Agreement, dated as of April 26, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, the “Common Shares”) of the Company, at a purchase price of $18.28 per Common Share and (B) all of the outstanding shares of Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the “Series D Shares”) of the Company, at a purchase price of $0.10 per Series D Share, in each case net to the seller in cash, without interest and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which have been previously filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.  Any capitalized term used and not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to such term in the Schedule 14D–9.

All information in the Schedule 14D–9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided in this Amendment No. 1.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Section (c) of Item 8 captioned “Regulatory Matters” is hereby amended and restated in its entirety as follows:

(c) Regulatory Matters

Antitrust Matters.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Company Shares pursuant to the Offer is subject to such requirements.

On March 24, 2010, Viterra and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the DOJ and the FTC.  At 11:59 p.m. New York City time, on April 5, 2010, the FTC granted early termination of the mandatory waiting period under the HSR Act applicable to the Offer and the Merger.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Section (i) of Item 8 captioned “Forward Looking Statements” is hereby amended and restated in its entirety as follows:

(i) Cautionary Note Regarding Forward-Looking Statements

Certain information and statements both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, among others, statements about the Company’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The Company’s actual future results may differ materially from those set forth in our forward-looking statements in this Schedule 14D-9. The Company’s ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended July 31, 2009 filed with the SEC, as well as, among others: (1) macroeconomic condition and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2010	Dakota Growers Pasta Company, Inc.

	By:	/s/ Timothy J. Dodd
Timothy J. Dodd
President
Chief Executive Officer